 Exhibit 99.2

Management’s Discussion and Analysis For the First Quarter of 2012

Banro Corporation

Interim management's discussion and analysis - first quarter 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

The following management’s discussion and analysis ("MD&A"), which is dated as of May 14, 2012, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three-month period ended March 31, 2012 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three-month period ended March 31, 2012 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2011. All dollar amounts in this MD&A are expressed in thousands of dollars, and unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 26, 2012, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENT

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration, development and mining industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

GENERAL

Banro is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company is also performing exploration activities at its DRC properties with the objective of increasing its mineral resources.

Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of the gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

2

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

HIGHLIGHTS

(i) Financial

•	On March 2, 2012, the Company announced the closing of a $175,000 debt financing. This debt offering (the “Offering”) by the Company of 175 units consisted of $175,000 aggregate principal amount of senior secured notes (the “Notes”) and 8,400 warrants (the “Warrants”) to purchase an aggregate of 8,400 common shares of the Company. Each Warrant entitles the holder to purchase one common share of the Company at a price of $6.65 for a period of 5 years. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. The first interest payment date is September 1, 2012 and will consist of interest accrued from and including March 2, 2012 until September 1, 2012. The net proceeds from the offering will be used for the development of the Company’s Namoya project and general corporate purposes, and were used for the repayment of the Line of Credit (see “Liquidity and Capital Resources” below).

(ii) Operational

•	During the first quarter of 2012 and up to the date of this MD&A, Twangiza continues commissioning and ramping up to full commercial production.
•	During the first quarter of 2012, Twangiza produced 17,412 ounces of gold.

(iii) Construction, Development & Exploration

(a) Namoya

Site access and preparation at Namoya were undertaken in late 2011 with site access completed in early 2012, at which time early-stage construction activities were initiated.

In January 2012, the Company released an updated economic assessment for Namoya.

(b) Lugushwa

A heap leach scoping study and metallurgical test work is underway, with 10,000 metres of drilling planned for the 2012 exploration season to be included in a pre-feasibility study anticipated by the end of 2012.

(c) Kamituga

The drilling program commenced in the first quarter of 2012, involving reverse circulation (RC), diamond and auger drilling with continued focus on the Kibukila prospect.

3

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

TWANGIZA MINE

During the first quarter of 2012 and subsequently up to the date of this report, the following progress was made in the key areas indicated below with respect to the construction of the Twangiza mine:

•	Resettlement

To date, 207 households have been resettled. It is expected that a further 42 households will be compensated and resettled during the remainder of 2012.  In addition, a further six houses are awaiting occupants and construction is underway on 22 additional houses. The construction of a market was completed in April 2012 while the construction of a medical clinic is approximately 80% complete. Resettlement is being conducted in a phased manner to suit construction and mining plans and to enable construction activities to proceed effectively.

•	Mine Infrastructure

Production-related infrastructure such as electrical and mechanical workshops, the assay laboratory, change houses and offices have been constructed. The high security fencing around the plant has been completed. Work at the fuel storage facility has been temporarily suspended awaiting a delivery of pumps, valves, filters, etc. X-rays of tank welds will be arranged once all work associated with the tanks has been finalised.

•	Accommodation

Construction of the new operators camp has been completed and the camp is being fully utilised. In addition to accommodation, canteen, laundry, recreation facility and kitchen are in use.

•	Tailings Management Facility (“TMF”)

Construction work continued and the front wall of the dam was raised by 6 metres. The wall is being raised to the original two year level and as material for the wall is being mined from within the tailings storage area, the capacity of the dam will significantly exceed two years of operations. Work will commence on extending the toe of the dam as soon as the dry season arrives.

On March 2, 2012, the Company announced that the Twangiza mine cold commissioned the gravity circuit, which is integrated into the overall plant circuit and is currently being optimized. As at the date of this MD&A, the Twangiza mine continues to ramp up to full production, which is estimated at 10,000 ounces per month. During this commissioning phase the Company has been working on optimising the plant processes to ensure sustainable production and recoveries. This process has involved optimization of the crusher circuit, the CIL process, most notably the elution circuit as well as the gravity circuit. The Twangiza plant has been operating at an average of 69% of plant capacity for the first quarter of 2012 as it fine-tuned the integration of the various new processes, with throughput increasing to 84% for the month of April. Recoveries also reached 84% by the end of the first quarter and the Company achieved an average cash cost of $613 per ounce(1) for the three-month period ended March 31, 2012. Sustained performance is required in order to declare commercial production.

(1) For additional information please see “Non-IFRS Measure – Cash Operating Cost” below.

NAMOYA MINE DEVELOPMENT

Planning and coordination activities with respect to the Namoya mine development were completed in February 2012, including the logistics of transferring surplus earth moving and erection equipment from the Twangiza site to Namoya as well as the placement of orders for the remainder of the earth works equipment during the month of March 2012. Work on the main access road to Namoya has been accelerated to allow for access and transportation of machinery and materials. Management had been working with the local community surrounding Namoya to determine resettlement and housing needs and a resettlement schedule has been finalized. As equipment transfers and orders are fulfilled, it is anticipated that construction work will be accelerated during the second quarter of 2012.

EXPLORATION

(i) Twangiza Property

4

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

Although significant exploration work for the year has not commenced, the 2012 exploration program at Twangiza is planned to involve (a) the undertaking of infill drilling in Twangiza East and West, and (b) the undertaking of further work at Ntula to identify new targets and to enhance the identified mineralization.

Regional exploration work carried out during the first quarter of 2012 focused on the Ntula and Luntukulu prospects. This included trenching, artisanal pit sampling and geological mapping in tandem with rock chip and channel sampling. Office work focused on interpretation of field data and analytical results, updating of geological maps, and planning of further work. The Mufwa regional work was put on hold until further consultation with all stakeholders had been completed.

Additional information regarding Twangiza is included in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(ii) Namoya Project

Field work at Namoya during the first four months of 2012 focused on:

•	Exploration drilling at Namoya Summit-Filon B, Namoya Summit extension, Filon B, and Seketi;

•	Drilling of a water borehole in the exploration camp in search of potable water for camp use;

•	Infill resource drilling on the Namoya Summit and Muviringu deposits;

•	Geotechnical drilling for construction sites investigations;

•	Sampling of fresh mineralized core intersections for metallurgy test work; and

•	Drill sites preparation at Namoya Summit extension, Namoya Summit-Filon B, Kakula, Muviringu, Seketi, Namoya Summit, and Mwendamboko.

Exploration drilling consisting of 18 drill holes totalling 1,783.33 metres was completed at the Namoya Summit extension, Seketi, Namoya Summit-Filon B, and Filon B prospects. A total of 1,589 drill core samples representing 1,461.81 metres were packed and dispatched for sample preparation and analysis.

Additional samples for metallurgical test work for the hybrid heap leach and gravity process option are underway at the SGS South Africa (Pty) laboratory in Johannesburg, South Africa. Initial results have demonstrated the amenability of the ore body to the hybrid process option.

The primary goal of the 2012 exploration program is to outline additional mineral resources to expand the current resource base. The program will also focus on:

(a) refining the geological model and update the resource estimates;

(b) definition drilling on the four principal deposits of Mwendamboko, Kakula, Muviringu and Namoya Summit;

(c) continued delineation drilling of the other targets including, Kangurube, Seketi and Filon B within the main grid;

(d) commencing deep drilling on the four principal deposits to generate additional primary ore mineral resources to pave the way for the economic studies of the primary ore; and

(e) target generation programs on the rest of the concession.

Additional information with respect to Namoya is contained in the technical report of Venmyn Rand (Pty) Ltd dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

5

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

(iii) Lugushwa Project

The Company's focus at Lugushwa is on upgrading the inferred mineral resources to higher confidence resources, progressing to the completion of a preliminary economic assessment. An increased amount of metallurgical test work was also carried out during the first quarter of 2012.

Data collation and modelling, based on previous data, is underway to pave the way for the completion of the preliminary economic assessment.

Field activities in 2012 have focused on auger drilling, surface mapping in the southern part and regolith programs. The auger drilling program in Carrière A is aimed to define the northeastern extension of near surface mineralisation toward the southern part of G21 area that was previously intersected in auger holes. Regolith sampling and mapping undertaken in drill pads is aimed to define near surface mineralisation and increase oxide resource confidence in the Carrière A prospect. 25 auger holes were completed for 162 auger samples representing 157.40 metres and 98 regolith samples equivalent to 87.40 metres were collected from 10 drill pads. Surface mapping and channel work aimed to map the current high quartz vein mineralisation being mined by artisanal miners was carried out. A total of eight channel samples representing eight metres and three rock chips were collected.

The bulk of the proposed exploration work for 2012 at the Lugushwa project will focus on the completion of the preliminary economic assessment (“PEA”). Following the results of the PEA, shallow drill infill oxide drilling is planned to be implemented. There will also be a refocus of regional exploration towards the southern part of the concession which has the most favourable and consistent results. Once the PEA is completed, the Company intends to undertake a pre-feasibility study at Lugushwa.

(iv) Kamituga Project

Exploration activities at Kamituga are focused on: (a) regional targets located outside the old mine workings to identify additional zones of oxide mineralization; (b) exploration drilling at the Little Mobale open pit to identify bulk tonnage resources, where disseminated sulphide wall rock mineralization may have been neglected in the past, when the mining focus was on high grade quartz veins and stock works, and (c) continued exploration drilling at the Kibukila prospect.

During the first quarter of 2012, 15 reverse circulation (RC) drill holes totaling 1,454 m were completed, generating 1,458 RC samples. The diamond drilling program commenced in early February 2012 following drill rig mobilization from Lugushwa. Four diamond drill holes totaling 457.4 metres were completed during the reporting period.

Additional field work, including auger drilling, was undertaken in the Kibukila and Filon 20 prospects. During the reporting period, 97 auger holes totaling 438.9 metres were completed, generating 507 auger samples. Furthermore, 7 trenches totaling 130 metres was carried out in the Filon 20 prospect, generating 118 samples.

Gridding and soil sampling activities were planned to cover the north-western part of the concession (Manungu) as an extension to the current Kamituga soil coverage. The area was prioritized due to prospective rock package, folding and a circular feature visible in airborne geophysical data with known occurrence of artisanal gold mining. Gridding and soil sampling commenced in March 2012 and 12.48 lines kilometres were completed by the end of the first quarter of 2012. A total of 315 soil samples and eight rock chip samples were collected from the Manungu grid.

The 2012 exploration program will continue to focus on delineation drilling of the Kibukila prospect and other targets within the Kamituga Central area. An extensive regional exploration program will also be initiated outside the Kamituga Central area to outline further drill targets.

(v) Regional Exploration Projects

SRK Consulting (UK) Ltd. carried out further interpretation and target generation work in 2009, with ground follow-up planned to commence in the third quarter of 2012.

Preliminary reconnaissance of the exploration permit areas located contiguous Lugushwa, Kamituga and Twangiza properties will be undertaken during the second quarter of 2012.

6

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

Qualified Persons

Daniel K. Bansah, the Company's Vice President, Exploration, and Louis Gyawu, Mine Planning Superintendent at the Twangiza mine, each of whom is a "qualified person" as such term is defined in National Instrument 43-101, have reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

RESULTS OF OPERATIONS

For the three-month period ended March 31, 2012 the Company reported a net loss of $3,470, or $0.02 per share, compared to a net loss of $1,533, or $0.00 per share, reported for the same period in 2011. During the first quarter of 2012, significant changes in operating expenses occurred in the expense categories described below as compared to the first quarter of 2011:

Consulting, management and professional fees

Consulting, management and professional fees decreased to $235 during the first quarter of 2012 from $565 incurred during the first quarter of 2011. Professional fees, which were mainly legal, audit and accounting fees, decreased to $91 during the first quarter of 2012 from $264 for the corresponding period in 2011 mainly due to higher accounting and legal-related fees in 2011 with respect to the Company’s transition to International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Consulting fees of $80 were incurred during the first quarter of 2012 compared to $245 for the same period in 2011. The higher consulting fees in 2011 were in connection with the Company’s strategic planning.

Employee Benefits

Employee benefits increased to $815 during the first quarter of 2012 from $461 incurred during the first quarter of 2011. Additional resources were hired during the first quarter of 2012 as well as during the second quarter of 2011 to facilitate the Company’s transition from developer to producer.

Share-based payment expenses

The fair value of employee share-based compensation recorded during the first quarter of 2012 increased to $1,352 from $661 recorded during the corresponding period in 2011. Share-based payment expenses recorded during the first quarter of 2012 were in relation to stock options issued to employees, directors and officers of the Company which vested during the first quarter of 2012.

Interest and bank expenses

The Company incurred interest and bank expenses of $221 for the first quarter of 2012 compared $11 incurred during the first quarter of 2011. The increase in this category is mainly due to interest expenses accrued during the first quarter of 2012 in relation to the 175,000 debt financing completed in March 2012 that were used for general corporate purposes.

Foreign exchange gain

The Company recorded a foreign exchange gain of $88 during the first quarter of 2012, compared to a foreign exchange gain of $1,002 recorded during the first quarter of 2011. Fluctuations in the value of the United States dollar relative to the Canadian dollar were not as great for the three-month period ending March 31, 2012 as compared to the first quarter of 2012.

7

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

Exploration and evaluation expenditures

During the first quarter of 2012, the Company incurred exploration and evaluation expenditures of $7,302 capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Twangiza project	$1,374
Namoya project	2,626
Lugushwa project	1,462
Kamituga project	1,813
Banro Congo Mining SARL	27
Total	$7,302

Mine development expenditures

During the first quarter of 2012, the Company incurred development expenditures of $36,666, offset by pre-commercial production revenues of $28,611 with respect to the construction of the Company’s Twangiza mine and the development of the Namoya mine, capitalized in the consolidated statement of financial position as Mines under construction.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of 2012. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

	2012	2011	2011	2011
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$(3,470)	$(2,883)	$(2,805)	$(2,104)
Net loss per share	$(0.02)	$(0.02)	$(0.01)	$(0.01)

	2011	2010	2010	2010
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net income (loss)	$(1,533)	$(1,685)	$1,210	$(1,829)
Net income (loss) per share	$(0.01)	$(0.01)	$0.01	$(0.01)

During the first quarter of 2012, the Company recorded a loss of $3,470 which was impacted primarily by increased share-based payment expense, travel and promotion as well as interest and bank expenses while employee benefits decreased as the employees benefits recorded during the fourth quarter of 2011 included year end performance bonuses.. In addition, a lower exchange gain of $88 was recorded in the first quarter of 2012 compared to a foreign exchange gain of $267 that was recorded in the fourth quarter of 2011. During the fourth quarter of 2011, the Company recorded a loss of $2,883 which was consistent with the loss recorded in Q3 of 2011. During the three month period ended September 30, 2011, the Company incurred a net loss of $2,805 which was significantly impacted by a change in exchange rates and a high volume of cash transactions in various currencies resulting in a foreign exchange loss. The Company recorded a net loss of $2,104 during the second quarter of 2011 which was greater than the net loss of $1,533 during the first quarter of 2011 mainly due to increased employee benefits and stock-based compensation expenses recorded during the second quarter of 2011. The Company’s net loss of $1,533 recorded during the first quarter of 2011 did not significantly vary compared to a net loss of $1,685 incurred in the previous quarter. During the fourth quarter of 2010, the Company incurred a net loss of $1,685 which, as compared to the net income of $1,210 recorded during the third quarter of 2010, was mainly due to the following: (a) decreased foreign exchange gain of $2,052 recorded in the fourth quarter of 2010, compared to a foreign exchange gain of $4,298 recorded during the third quarter of 2010; and (b) decreased salaries of $1,173 incurred during the fourth quarter of 2010 compared to salaries of $1,719 incurred during the third quarter of 2010. The Company had net income of $1,210 during the third quarter of 2010 compared to a net loss of $1,829 in the second quarter of 2010. The net income for the third quarter of 2010 was significantly impacted by a foreign exchange gain of $4,298 (compared to a foreign exchange loss of $151 incurred during the second quarter of 2010) and an increase in salaries due to severance payments made during the third quarter of 2010.

8

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2012, the Company had cash and cash equivalents of $144,234 compared to $9,696 as at December 31, 2011. The Company’s liquidity position significantly improved in the first quarter of 2012 as the Company completed its Offering in March 2012 wherein the Company received $175,000 in exchange for the issuance of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017, and 8,400 Warrants.

In December 2011, the Company’s DRC subsidiary, Twangiza Mining SARL, established a line of credit facility with a bank in the DRC (the “Line of Credit”). The Line of Credit was a nine month line of credit facility with a maximum drawdown available of $15,000. The full amount had been drawn down early in 2012 and, as of the date of this MD&A, the Line of Credit and all accrued interest thereon has been fully repaid.

During the three-month period ended March 31, 2012, the Company spent $7,592 in cash for exploration and evaluation expenditures and $9,687 in cash for Twangiza mine and Namoya development expenditures (compared to $6,117 spent in exploration and evaluation expenditures and $26,691 spent on the Twangiza project during the three-month period ended March 31, 2011). In addition, during the first quarter of 2012 the Company spent $349 on capital assets (compared to $787 spent during the first quarter of 2011) to carry on its projects in the DRC.

Based on the revenues expected to be earned from the Company’s Twangiza mine, together with the Company’s existing cash on hand which includes the net proceeds from the Company’s Offering that closed in March 2012, the Company expects to have sufficient funds to carry out its proposed 2012 operating budget and to undertake the construction of the Namoya mine. However, if the Company experiences production delays, breakdowns, cost overruns or delays in completion schedules, there may be a need to raise additional financing in order to complete the Namoya mine and fund overhead costs and other projects. There is no assurance that such financing will be available on acceptable terms, if at all.

CONTRACTUAL OBLIGATIONS

As of March 31, 2012, the Company has no significant long-term contractual obligations except long-term debt, as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$705	$310	$395	$-	$-
Long-term debt	$175,000	$-	$-	$175,000	$-
Long-term debt interest	$87,500	$8,750	$52,500	$26,250	$-

9

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements is included in the following notes:

Estimates:

Environmental rehabilitation provision

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

10

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 16 to the Interim Financial Statements.

Depreciation of mining assets

It is anticipated that upon commencement of commercial production, the Company will apply the units of production method for amortization of its mine assets based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Judgments:

Commencement of production

The Company assesses the stage of each mine under construction to determine when a mine moves into the production stage. Production is considered to commence when the mine is substantially complete and ready for its intended use. At this point, depreciation commences.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive loss during the period the new information becomes available.

11

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

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Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

An amendment to IAS 1, Presentation of financial statements (“IAS 1”) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future, such as foreign currency differences on disposal of a foreign operation, if certain conditions are met from those that would never be reclassified to profit or loss. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in June 2011. The amendment requires recognition of changes in the defined benefit obligations and in fair value of plan assets when they occur, hence accelerating the recognition of past service costs. The amendment also modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 27, Separate financial statements (“IAS 27”) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 28, Investments in associates and joint ventures (“IAS 28”) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In October 2011, IFRIC published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). The Interpretation requires stripping activity costs, which provide improved access to ore, to be recognized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortized on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate. The requirements of IFRIC 20 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

13

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

Fair value hierarchy

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not generally enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 17(c) of the Interim Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the DRC and South Africa. The sale of good exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers, covering some exposure through receivables insurance, documentary credit and seeking prepayment or other forms of payment security from customers with an unacceptable level of credit risk. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. See Note 17(d) of the Interim Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. All financial obligations of the Company as at March 31, 2012 including accounts payable of $18,503, accrued liabilities of $7,742, and due to related parties of $115 are due within one year.

14

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at May 14, 2012, the Company had outstanding 200,501 common shares, stock options to purchase an aggregate of 14,091 common shares, 8,400 Warrants and broker warrants to purchase an aggregate of 1,025 common shares.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three-month periods ended March 31, 2012 and 2011 was as follows:

	Three Months Ended
	March 31, 2012	March 31, 2011
	$	$
Short-term employee benefits	3,846	740
Other benefits	28	17
Employee retention allowance	65	40
Share-based payments	8,496	127
	12,435	924

During the three-month period ended March 31, 2012, legal fees of $423, (March 31, 2011 - $23), incurred in connection with the Company’s debt financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at March 31, 2012, the balance of $115 (December 31, 2011 - $23) owing to this legal firm was included in accounts payable.

During the three-month period ended March 31, 2012, the Company incurred common expenses of $37 (March 31, 2011 - $14) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at March 31, 2012, an amount of $192 (December 31, 2011 – $166) owing from Loncor was included in due from related parties in the interim condensed consolidated statement of financial position.

During the three-month period ended March 31, 2012, the Company incurred common expenses of $16 (March 31, 2011 - $4) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at March 31, 2012, an amount of $nil (December 31, 2011 - $nil) owing from Gentor was included in due from related parties in the interim condensed consolidated statement of financial position.

15

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

During the three-month period ended March 31, 2012, $nil was repaid to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of common expenses in the DRC. As at March 31, 2012, an amount of $6 (December 31, 2011 - $6) was due to Delrand. Amounts due to Delrand are included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

OTHER RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

In March 2012 the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing the Company has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its obligations under the Notes. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

All of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company has only generated pre-production revenue. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

16

Banro Corporation

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - FIRST QUARTER 2012

(Expressed in thousands of U.S. dollars, except per share amounts)

The Company's exploration and, if applicable, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the first quarters of 2012 and 2011, the Company recorded foreign exchange gains of $88 and $1,002, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 26, 2012 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

NON-IFRS MEASURE – CASH OPERATING COST

Management uses cash operating cost to monitor financial performance and provide additional information to investors and analysts. Cash operating cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash operating cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies.

The Company defines cash operating cost as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and royalties.

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